UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

1 Pemimpin Drive #12-07

One Pemimpin Singapore 576151

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6268 6821

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

In connection with the closing of the business combination between EUDA Health Holdings Limited (“EUDA” and the “Company”) and 8i Acquisition 2 Corp., a BVI business company in November 2022, the Company issued to Maxim Group LLC (the “Holder”) a convertible promissory note in the aggregate amount of $2,113,125 (the “Note”). The Note bears no interest and at the option of the Holder, may convert into shares of the Company at the fixed conversion price of $5.00 per share. On February 29, 2024, the Company and the Holder entered into an amendment of the Note (the “Note Amendment”) pursuant to which the Holder has agreed not to exercise the “Voluntary Conversion” provision of the Note. The Note Amendment provides for, among other things, change of the maturity date from November 17, 2023 to July 31, 2024, and that in the event that any amounts due under the Note remain outstanding on July 31, 2024, such amounts will automatically convert into the Company’s ordinary shares at the fixed conversion price of $1.50 per share.

Exhibit Index

10.1	Amendment No. 1 to Convertible Promissory Note dated February 29, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: March 5, 2024

EUDA Health Holdings Limited

	By:	/s/ Wei Wen Kelvin Chen
	Name:	Wei Wen Kelvin Chen
	Title:	Chief Executive Officer